UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2016
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 is a copy of the press release of Nordic American Tankers Limited (the "Company"), dated May 2, 2016, announcing the Company's acquisition of four Suezmax tankers.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 2, 2016	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 99.1
Nordic American Tankers Limited (NYSE:NAT) - Acquiring Four Crude Oil Suezmax Tankers (150,000dwt) - Increasing the Fleet of NAT from 26 to 30 Vessels in One Transaction.
Hamilton, Bermuda, May 2, 2016
Nordic American Tankers Limited ("NAT" or the "Company") announced today that it has entered into an agreement to acquire four existing Suezmax sister vessels built in Japan at a world-class shipyard. The aggregate price is $106 million. NAT expects the vessels to be delivered during May, June and July 2016.
Between July 2014 and January 2017 a total of 10 vessels have been added to the NAT fleet, including the previously announced two newbuildings due for delivery in August 2016 and in January 2017. Going forward, this total of a 50% fleet increase within a short time span can be expected to produce significantly increased cash flows and solid dividends compared with a smaller fleet.
The seller is a well-respected group that has owned the four more or less identical sister vessels since they were built. The fact that they are sister vessels is a positive factor of significance. Two were built in 2004, one in 2003 and one in 2000. Shipbuilding technology for crude oil tankers has not changed much over the last 20 years, so whether a ship has been around five years or fifteen years or longer does not matter anywhere near as much as the quality of the ship itself. We would note, that renewal of our fleet is a natural element on our agenda going forward. Our vessels remain first-class, and these four additional tankers only enhance our fleet's reputation for safety and dependability. We are particularly confident about the technical quality of the vessels. Members of NAT management, staff and board have comprehensive experience from Japan, having concluded business with several of its high quality shipbuilders over decades.
The Company noted that the acquisition represents a natural step in the further development of Nordic American. By adding four more ships to 30 units we increase the dividend capacity and bolster our earnings potential. Our well-defined and transparent operating model, including one type of ships, dividend policy, strong balance sheet, are elements supporting the competitive position of the Company.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Jan H. A. Moller,
Head of Investor Relations & Financial Manager
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 11 53 75
Turid M. Sørensen, CFO & EVP
Nordic American Tankers Limited
Tel: +47 33 42 73 00 or +47 90 57 29 27
Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91
Web-site: www.nat.bm